

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2014

Via E-mail
Ron Tremblay
Chief Executive Officer
Levon Resources Ltd.
570 Granville Street, Suite 900
Vancouver, B.C. V6C3P1 Canada

> **Re: Levon Resources Ltd.**
> **Form 20-F for the Fiscal Year Ended March 31, 2013**
> **Filed July 5, 2013**
> **File No. 000-13248**

Dear Mr. Tremblay:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2013

Cordero Project, Chihuahua State, Mexico, page 24

1. We note your disclosure of your pre-tax internal rate-of-return. Please also disclose your after-tax internal rate-of-return.

Congress Property, British Columbia, Canada page 37

2. We note your disclosure of mineral resources for your Congress property. Please disclose the type of mineral resource and the name and date filed of the respective technical report associated with your resources.

Item 5. Operating and Financial Review and Prospects, apge 42
A. Operating Results, page 45
Year ended March 31, 2013 compared with the year ended March 31, 2012, page 45

3.   We note that your exploration expenditures decreased from $10.8 million to $4.7 million
        during the year ended March 31, 2013. Please provide a more robust discussion of why
        drilling activities were reduced, the primary drivers and discuss future trends. In future
        filings, please discuss the impact of significantly lower prices on your exploration plans.

Notes to Consolidated Financial Statements, page 98
2. Basis of Presentation, page 98
(i) Impairment assessment, page 100

4.   We note you disclose that "[a]t March 31, 2013, there are no indications that suggest
        that the Company's assets are impaired." Please tell us how you considered your net
        losses, negative operating cash flows for the periods reported, lack of economically
        viable reserves and financing to develop your properties as indicators that your assets
        may be impaired. In addition, tell us how you consider paragraphs 12 through 17 of
        IAS 36 in assessing whether there is any indication that your assets may be impaired.

3. Significant Accounting Policies, page 101
Exploration and evaluation assets, page 103

5.   We note from your disclosure that "[a]ll capitalized exploration and evaluation assets
        are monitored for indicators of impairment. Where a potential impairment is
        indicated, assessments are performed for each area of interest." Please address the
        following:

        •   Tell us if you identified any facts and circumstances as discussed in paragraph 20
            of IFRS 6 to test your exploration and evaluation assets;

        •   To the extent, you identified any facts and circumstances to test your exploration
            and evaluation assets, please describe for us these facts and circumstances and
            tell us how you tested your exploration and evaluation assets.

        •   If you did not assess your exploration and evaluation assets during the year,
            please tell us how you considered the carrying amount of the exploration and
            evaluation asset is likely to be recovered in full, given the lack of reserves,
            financing to develop your properties and decline in commodities prices.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo, Staff Accountant at 202-551-3394 or Nasreen Mohammed, Assistant Chief Accountant at 202-551-3773 if you have questions regarding comments on the financial statements and related matters and John Coleman, Mining Engineer at 202-551-3610 regarding the engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining